U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 40-F
(Check One)
[X] Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
[ ] Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended
Commission file number
OCEANAGOLD CORPORATION
(Exact name of registrant as specified in its charter)

British Columbia, Canada (Province or other jurisdiction of incorporation or organization)	1000 (Primary Standard Industrial Classification Code Number (if applicable))	98-1593514 (I.R.S. Employer Identification Number (if Applicable))
Suite 1020, 400 Burrard Street
Vancouver, British Columbia, V6C 3A6, Canada
+1 (604) 678-4123
(Address and Telephone Number of Registrant’s Principal Executive Offices)
Puglisi & Associates
850 Library Avenue, Suite 204
Newark, Delaware 19711
(302) 738-6680
(Name, Address (Including Zip Code) and Telephone Number
(Including Area Code) of Agent For Service in the United States)
Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Shares, no par value	OGC	New York Stock Exchange
Securities registered or to be registered pursuant to Section 12(g) of the Act. None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None
For annual reports, indicate by check mark the information filed with this Form:

[ ] Annual Information Form	[ ] Audited Annual Financial Statements
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: _______________
Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

Yes [ ]	No [X]
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files).

Yes [X]	No [ ]
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.
Emerging growth company [ ]
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.
[ ]
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.
[ ]
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.
[ ]
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).
[ ]

FORM 40-F
Principal Documents
The documents filed as Exhibits 99.1 through 99.88 hereto, each of which is incorporated by reference into this Registration Statement on Form 40-F, contain all information material to an investment decision that OceanaGold Corporation (“OceanaGold”), since the beginning of its last completed fiscal year, (i) made or was required to make public pursuant to the laws of British Columbia or Canada, (ii) filed or was required to file with the Toronto Stock Exchange (the “TSX”) and which was made public by the TSX, or (iii) distributed or was required to distribute to its security holders.
Our independent auditor is PricewaterhouseCoopers LLP, Vancouver, British Columbia, Canada (PCAOB Firm ID 271). Our former independent auditor is PricewaterhouseCoopers, Australia (PCAOB Firm ID 1379).
OceanaGold’s Consolidated Financial Statements included in this Registration Statement on Form 40-F have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board. Therefore, they are not comparable in all respects to financial statements of United States companies that are prepared in accordance with United States generally accepted accounting principles.
On June 23, 2025, OceanaGold completed a share consolidation on the basis of one post-consolidation common share for every three pre-consolidation common shares (the “Share Consolidation”). All information relating to earnings per share, issued and outstanding common shares, share rights, deferred units, and per share amounts in the Audited Consolidated Financial Statements for the years ended December 31, 2025 and 2024 included as Exhibit 99.12 to this Registration Statement on Form 40-F have been adjusted retrospectively to reflect the Share Consolidation.
All information relating to earnings per share, issued and outstanding common shares, share rights, deferred units, and per share amounts in the Audited Consolidated Financial Statements for the years ended December 31, 2024 and 2023 included as Exhibit 99.4 to this Registration Statement on Form 40-F have not been adjusted retrospectively to reflect the Share Consolidation. The following table sets forth earnings per share, weighted average number of issued and outstanding common shares (basic and diluted) and per share amounts for the financial year ended December 31, 2023 adjusted for the Share Consolidation:

	As originally filed	Adjusted for the Share Consolidation
Net profit attributable to shareholders of OceanaGold (in millions)	$83.1	$83.1
Basic weighted average number of shares (in millions)	706.8	235.6
Effect of dilutive securities:
Performance share rights (in millions)	15.8	5.3
Diluted weighted average number of shares (in millions)	722.6	240.9
Earnings per share attributable to shareholders of OceanaGold
Basic	$0.12	$0.35
Diluted	$0.12	$0.35
Resource and Reserve Estimates
The information included or incorporated by reference into this Registration Statement on Form 40-F regarding mineral deposits has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ in certain material respects from the disclosure requirements of United States securities laws. The terms “Mineral Reserve”, “Proven Mineral Reserve” and “Probable Mineral Reserve”are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. The definitions of these differ from the definitions of such terms for purposes of the disclosure requirements of the Securities and Exchange Commission (the “Commission”).
Accordingly, information contained and incorporated by reference into this Registration Statement on Form 40-F that describes OceanaGold’s mineral deposits may not be comparable to similar information made public by issuers subject to the Commission’s reporting and disclosure requirements applicable to domestic United States issuers.
Off-Balance Sheet Arrangements.
OceanaGold does not have any off-balance sheet arrangements.
Cash Requirements
The required disclosure is contained under the heading “Capital Commitments” in the Management’s Discussion and Analysis for the year ended December 31, 2025 included as Exhibit 99.11 to this Registration Statement and Note 25 to the Audited Consolidated Financial Statements for the years ended December 31, 2025 and 2024 included as Exhibit 99.12 to this Registration Statement on Form 40-F.
Disclosure Regarding Foreign Jurisdictions That Prevent Inspections.
Not applicable.
Recovery of Erroneously Awarded Compensation
Not applicable.
NYSE Statement of Governance Differences.
As a Canadian corporation listed on the New York Stock Exchange, OceanaGold is not required to comply with most of the New York Stock Exchange’s corporate governance standards, so long as OceanaGold complies with Canadian corporate governance practices. In order to claim such an exemption, however, the New York Stock Exchange’s Listed Company Manual requires that OceanaGold provide to New York Stock Exchange written certification from independent Canadian counsel that the non-complying practice is not prohibited by Canadian law. In addition, OceanaGold must disclose the significant differences between its corporate governance practices and those required to be followed by U.S. domestic issuers under the New York Stock Exchange’s corporate governance standards.
OceanaGold has included a description of such significant differences in corporate governance practices on its website: www.oceanagold.com. In addition, OceanaGold has included a description of such significant differences below:
Shareholder Meeting Quorum Requirement: The New York Stock Exchange minimum quorum requirement for a shareholder meeting is one-third of the outstanding common shares. In addition, a company listed on New York Stock Exchange is required to state its quorum requirement in its bylaws. OceanaGold’s quorum requirement is set forth in its Articles and Notice of Articles. The quorum for the transaction of business at a meeting of OceanaGold’s shareholders is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 25% of the issued shares entitled to be voted at the meeting are, present in person or represented by proxy, irrespective of the number of persons actually present at the meeting.
Shareholder Approval Requirement: OceanaGold will follow TSX rules for shareholder approval of new issuances of its common shares. Following TSX rules, shareholder approval is required for certain issuances of shares that: (i) materially affect control of the listed issuer; or (ii) provide consideration to insiders in aggregate of 10% or greater of the market capitalization of the listed issuer and have not been negotiated at arm’s length. Shareholder approval is also required, pursuant to TSX rules, in the case of private placements: (i) for an aggregate number of listed securities issuable greater than 25% of the number of securities of the listed issuer which are outstanding, on a non-diluted basis, prior to the date of closing of the transaction if the price per security is less than the market price; or (ii) that during any six month period are to insiders for listed securities or options, rights or other entitlements to listed securities greater than 10% of the number of securities of the listed issuer which are outstanding, on a non-diluted basis, prior to the date of the closing of the first private placement to an insider during the six month period.
Equity Compensation Plan Approval Requirements: The New York Stock Exchange’s Listed Company Manual requires shareholder approval of all equity compensation plans and material revisions to such plans.  The definition of “equity compensation plans” covers plans that provide for the delivery of both newly issued and treasury securities, as well as plans that rely on securities re-acquired in the open market by the issuing company for the purpose of redistribution to employees and directors.  The TSX rules provide that only the creation of or certain material amendments to equity compensation plans that provide for new issuances of securities are subject to shareholder approval.  OceanaGold will follow the TSX rules with respect to the requirements for shareholder approval of equity compensation plans and material revisions to such plans.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS
A.    Undertaking.
OceanaGold undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.
B.    Consent to Service of Process.
OceanaGold has filed a Form F-X concurrently with the filing of this Registration Statement on Form 40-F.
Any change to the name or address of the agent for service of process of OceanaGold shall be communicated promptly to the Commission by an amendment to the Form F-X referencing the file number of OceanaGold.

EXHIBITS

Exhibit	Description

Filings

99.1	Annual Information Form for the year ended December 31, 2024
99.2	Annual Information Form for the year ended December 31, 2025
99.3	Management’s Discussion and Analysis for the year ended December 31, 2024
99.4	Audited Consolidated Financial Statements for the years ended December 31, 2024 and 2023
99.5	Unaudited Condensed Interim Consolidated Financial Statements for the three months ended March 31, 2025 and 2024
99.6	Interim Management’s Discussion and Analysis for the three months ended March 31, 2025
99.7	Unaudited Condensed Interim Consolidated Financial Statements for the three and six months ended June 30, 2025 and 2024
99.8	Interim Management’s Discussion and Analysis for the three and six months ended June 30, 2025
99.9	Unaudited Condensed Interim Consolidated Financial Statements for the three and nine months ended September 30, 2025 and 2024
99.10	Interim Management’s Discussion and Analysis for the three and nine months ended September 30, 2025
99.11	Management’s Discussion and Analysis for the year ended December 31, 2025
99.12	Audited Consolidated Financial Statements for the years ended December 31, 2025 and 2024
99.13	CEO Certification of Annual Filings for the year ended December 31, 2024
99.14	CFO Certification of Annual Filings for the year ended December 31, 2024
99.15	CEO Certification of Annual Filings for the year ended December 31, 2025
99.16	CFO Certification of Annual Filings for the year ended December 31, 2025
99.17	CEO Certification of Interim Filings for the quarter ended March 31, 2025
99.18	CFO Certification of Interim Filings for the quarter ended March 31, 2025
99.19	CEO Certification of Interim Filings for the quarter ended June 30, 2025
99.20	CFO Certification of Interim Filings for the quarter ended June 30, 2025
99.21	CEO Certification of Interim Filings for the quarter ended September 30, 2025
99.22	CFO Certification of Interim Filings for the quarter ended September 30, 2025
99.23	Management Information Circular, dated April 23, 2025, in respect of annual general and special meeting of shareholders
99.24	Form of Proxy
99.25	Report of Voting Results
99.26	Updated Articles of OceanaGold, effective June 4, 2025
99.27	Material Change Report, dated June 24, 2025
99.28	Notice of Change of Auditor, dated February 19, 2025
99.29	Letter from former auditor, dated February 20, 2025
99.30	Updated letter from former auditor, dated February 20, 2025
99.31	Letter from successor auditor, dated February 20, 2025
99.32	News release, dated January 21, 2025
99.33	News release, dated February 19, 2025
99.34	News release, dated February 19, 2025
99.35	News release, dated February 20, 2025
99.36	News release, dated February 24, 2025
99.37	News release, dated March 4, 2025

99.38	News release, dated April 8, 2025
99.39	News release, dated May 7, 2025
99.40	News release, dated May 21, 2025
99.41	News release, dated June 4, 2025
99.42	News release, dated June 19, 2025
99.43	News release, dated June 25, 2025
99.44	News release, dated July 8, 2025
99.45	News release, dated July 22, 2025
99.46	News release, dated August 6, 2025
99.47	News release, dated September 11, 2025
99.48	News release, dated October 7, 2025
99.49	News release, dated November 5, 2025
99.50	News release, dated November 25, 2025
99.51	News release, dated December 18, 2025
99.52	News release, dated January 20, 2026
99.53	News release, dated February 18, 2026
99.54	News release, dated February 18, 2026
99.55	News release, dated March 27, 2026
99.56	AB Form 13-501F1 – Participation Fee, dated February 19, 2025
99.57	ON Form 13-502F1 – Participation Fee, dated February 19, 2025
99.58	AB Form 13-501F1 – Participation Fee, dated February 18, 2026
99.59	ON Form 13-502F1 – Participation Fee, dated February 18, 2026
99.60	Technical Report titled “NI 43-101 Technical Report – Waihi District Pre-feasibility Study, New Zealand”, dated December 11, 2024 (effective date June 30, 2024)
99.61	Technical Report titled “NI 43-101 Technical Report – Haile Gold Mine, Lancaster County, South Carolina”, dated March 27, 2026 (effective date December 31, 2025)
99.62	Technical Report titled “NI 43-101 Technical Report – Macraes Operation, Otago, New Zealand”, dated March 27, 2026 (effective date December 31, 2025)
99.63	Technical Report titled “NI 43-101 Technical Report – Didipio Mine, Luzon Island, Philippines”, dated March 27, 2026 (effective date December 31, 2025)

Consents

99.64	Consent of PricewaterhouseCoopers LLP (Canada)
99.65	Consent of PricewaterhouseCoopers (Australia)
99.66	Consent of David Carr
99.67	Consent of Doug Corley
99.68	Consent of Leroy Crawford-Flett
99.69	Consent of Brianna Drury
99.70	Consent of Craig Feebrey
99.71	Consent of Matthew Grant
99.72	Consent of Gregory Hollett
99.73	Consent of Keenan Jennings
99.74	Consent of Kirsty Hollis
99.75	Consent of Philip Jones
99.76	Consent of Euan Leslie

99.77	Consent of David Londoño
99.78	Consent of Knowell Madambi
99.79	Consent of Trevor Maton
99.80	Consent of Jonathan Moore
99.81	Consent of Peter Sharpe
99.82	Consent of David Townsend
99.83	Consent of Larry Standridge
99.84	Consent of Robert Cook
99.85	Consent of Jay Newton Janney-Moore
99.86	Consent of William Kingston
99.87	Consent of Matthew Sullivan
99.88	Consent of Brooke J. Miller

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, OceanaGold Corporation certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, on March 27, 2026.

OCEANAGOLD CORPORATION

By:	/s/Liang Tang
Name:	Liang Tang
Title:	Executive Vice President, General Counsel and Company Secretary